FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO.: 333-143510

June 5, 2007

Janus Contact:
James Aber: 303-336-4513
Shelley Peterson: 303-316-5625

JANUS CAPITAL GROUP ANNOUNCES PROPOSED SENIOR NOTES OFFERING

DENVER—Janus Capital Group Inc. (NYSE: JNS) announced today that it intends to offer, subject to market and other considerations, up to $750 million aggregate principal amount of new senior notes. Janus may use the net proceeds of the proposed debt offering, together with other funds available to it, for one or more of the following purposes:

- the repayment or repurchase of outstanding debt, which may include paying the redemption price of approximately $160.0 million on June 26, 2007 with respect to the 7.875% Public Income Notes (PINES®) due April 15, 2032 that it irrevocably called for redemption on May 24, 2007;

- the financing of possible acquisitions, investments in third parties or increased investments in its existing subsidiaries or affiliates;

- the repurchase of shares of its common stock, subject to market, business and other conditions; and

- other general corporate purposes, including investments in its developing products and the payment of fees and expenses related to this offering.

"The proposed offering represents a great opportunity for Janus to access attractive capital markets and retain financial flexibility while remaining investment grade, a rating to which we are firmly committed," said Greg Frost, Janus' Chief Financial Officer.

Citi and Merrill Lynch & Co. are expected to act as Joint Book-Running Managers of the proposed offering. A copy of the prospectus supplement and prospectus relating to the offering may be obtained when available from Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, Attention: Prospectus Department; telephone: 800-831-9146 or Merrill Lynch & Co., 4 World Financial Center, 250 Vesey Street, New York, NY 10080, Attention: Prospectus Department; telephone: 212-449-1000.

The new debt securities will be offered pursuant to an effective automatic shelf registration statement filed by Janus today. These securities may not be sold nor may offers to buy be accepted prior to the time that the prospectus supplement and related prospectus are delivered in final form. This press release is for informational purposes only and should not be used or construed as an offer to sell, a solicitation of an offer to buy, or a recommendation for any security.

About Janus Capital Group Inc.

Founded in 1969, Denver-based Janus Capital Group Inc. (Janus) is a recognized leader of growth and risk-managed investment strategies. Our commitment to deliver for investors is rooted in our research-intensive approach and relentless passion to gain a competitive edge.

At the end of March 2007, Janus managed $176.2 billion in assets for more than four million shareholders, clients and institutions around the globe. Outside the U.S., Janus has offices in London, Tokyo, and Hong Kong. Janus Capital Group consists of Janus Capital Management LLC, Enhanced Investment Technologies, LLC (INTECH) and Capital Group Partners, Inc. (doing business as Rapid Solutions Group). In addition, Janus Capital Group owns 30% of Perkins, Wolf, McDonnell and Company, LLC.

###

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES (THE "REGISTRATION STATEMENT"). BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT, ANY RELATED PROSPECTUS SUPPLEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT www.sec.gov. ALTERNATIVELY, CITI OR MERRILL LYNCH WILL ARRANGE TO SEND TO YOU THE PROSPECTUS AND ANY RELATED PROSPECTUS SUPPLEMENT IF YOU REQUEST IT BY CALLING EITHER TOLL-FREE **1-877-858-5407** OR **1-866-500-5408.**

###

This free writing prospectus includes statements concerning potential future events involving the issuer that could differ materially from the events that actually occur. The differences could be caused by a number of factors including those factors that appear under headings such as "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, the risks described under the caption "Risk Factors" in any prospectus supplement to the prospectus that is included in the Registration Statement with respect to the offering to which this communication relates and any risk factors set forth in the issuer's other filings with the Securities and Exchange Commission (Commission file no. 001-15253), that are incorporated by reference into the Registration Statement. Many of these factors are beyond the control of the issuer and its management. Any forward-looking statements contained in this free writing prospectus are as of the date on which such statements were made. The issuer assumes no duty to update them, even if experience, unexpected events, or future changes make it clear that any projected results expressed or implied therein will not be realized.